

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2014

W. Kent Taylor
Chief Executive Officer
Texas Roadhouse, Inc.
6040 Dutchman Lane, Suite 200
Louisville, Kentucky 40205

      Re: Texas Roadhouse, Inc.
              Form 10-K: For the Fiscal Year Ended December 25, 2012
              Filed on February 22, 2013
              File No. 000-50972

Dear Mr. Taylor:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ Lyn Shenk

                                      Lyn Shenk
                                      Branch Chief